UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated February 12, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated February 12, 2026 entitled ‘2025 Full Year Results’.

2025 Full Year Results

2025 Full year results

TMICC delivers solid operational performance in 2025
Sales of €7.9 billion, organic sales growth of 4.2%, and volume growth of 1.5%

Amsterdam, 12 February 2026

  FY 2025 revenue of €7.9 billion (FY 2024: €7.9 billion), +4.2% organic sales growth (OSG) year-on-year, with volume growth +1.5% and price growth +2.6%. Reported revenue -0.5% due to forex
  Operating Profit of €599 million (FY 2024: €764 million) reflecting planned net increase of €118 million in separation and restructuring costs in 2025 vs 2024 and forex translation effect
  FY 2025 Adjusted EBITDA margin 15.9% (FY 2024: 16.9%), impacted by forex translation effect (-50bps) and previously allocated depreciation costs, which are charged as a cash cost from H2 2025 due to Transitional Service Agreements (TSAs) (-50bps)
  FY 2025 Adjusted EBIT margin 11.6% (FY 2024: 12.1%), with forex translation effect (-50bps)
  Productivity programme on track, with €180 million savings delivered in 2025 (FY 2024: €70 million)
  Successful and significantly oversubscribed debut €3 billion bond issued, securing long-term funding
  Demerger completed, with listings in Amsterdam, London and New York

Highlights
In €, percentage (unaudited)	FY 2025	FY 2024
Revenue (in € billions)	7.9	7.9
Reported revenue growth	-0.5%	4.3%
Organic Sales Growth	4.2%	2.8%
Organic Volume Growth	1.5%	1.1%
Organic Price Growth	2.6%	1.7%

Operating profit (in € millions)	599	764
Adjusted EBITDA (in € millions)	1,255	1,340
Adjusted EBIT (in € millions)	917	964

Operating profit margin (% revenue)	7.6%	9.6%
Adjusted EBITDA margin (% revenue)	15.9%	16.9%
Adjusted EBIT margin (% revenue)	11.6%	12.1%

Free Cash Flow (FCF, in € millions)	38	803
Diluted Earnings Per Share (€)	0.48
Adjusted Earnings Per Share (€)	0.93

Peter Ter Kulve, CEO: “We delivered a solid operational performance in 2025, with broad-based organic sales growth of 4.2%, outperforming the growing global ice cream market and consolidating our leading position whilst we delivered a complex company separation. I am particularly pleased with our 1.5% volume growth, reflecting the continued momentum behind our well-loved brands. Our four leading brands, Magnum, Ben & Jerry’s, Cornetto and the Heartbrand, were the driving force behind our performance, with 150 new launches, including Magnum Utopia and Cornetto Max.

Every region contributed to growth, with market share gains across most key markets, including the US, our largest market. Growth was supported by improved availability and operational rigour with our front-line first model. Through disciplined execution of our productivity programme, and select pricing actions, we mitigated the impact of elevated commodity inflation and continued to grow volume. Whilst FX movements and TSA-related cash costs affected our Adjusted EBITDA margin, the fundamentals of the business are sound, giving us a strong foundation to deliver stakeholder value. I’d like to thank all my colleagues in TMICC for their hard work and commitment.

Looking ahead, we are focused on executing our growth strategy and driving the productivity programme to deliver profitable growth. In 2026, we expect 3% to 5% organic sales growth along with underlying margin improvement.”

TMICC Group performance review

In 2025, Group revenue was €7.9 billion (FY 2024: €7.9 billion). Organic sales growth for the year was 4.2%, reflecting a healthy balance of volume growth of 1.5% and price growth 2.6%. All three regions grew market share and contributed positively to organic sales growth, with growth in Europe & ANZ of 3.3%, Americas grew 0.8%, whilst AMEA delivered a double-digit increase of 10.9%.

Reported revenue growth was broadly in line with the previous year at -0.5%, as forex translation effects had a negative impact of -4.3% in 2025. These related mainly to the strengthening of the Euro against key currencies, particularly the Turkish lira and US dollar.

Our four leading brands – Magnum, Ben & Jerry’s, Cornetto, and The Heartbrand – continued to be powerful growth drivers for the Group in 2025.

  Magnum delivered high single-digit organic sales growth driven by the global launch of Magnum Utopia across all regions and the further rollout of Magnum Bonbons in multiple markets including the Nordics, Spain and Poland.
  Ben & Jerry’s delivered over 3% organic sales growth, driven by the introduction of 25 new flavour and format combinations across pints, mini cups, sharing tubs, scooping and snackable bites.
  Cornetto delivered high single-digit organic sales growth, supported by the launch of the next generation MAX cone featuring a layered texture and premium ingredients in the EU and Türkiye.
  The Heartbrand delivered low single-digit organic sales growth, driven by the Asian roll out of the Chinese multi-layer sticks innovation. The successful Brazilian bites formats were rolled out to Asia and the rest of Latam.

2025 was the first year where our fully dedicated sales force significantly improved execution, driving growth across all channels. Digital commerce remained TMICC’s fastest-growing channel, delivering double-digit growth with positive share gains. The At-Home channel grew mid-single digit and growth was accelerated through improved service, well-executed customer growth plans and competitive pricing. In the US, growth was led by the rebuilding of our business in the value and club channels. Increasing our freezer fleet in key markets supported mid-single digit growth in the Away-from-Home channels.

Operating profit was €599 million in 2025 (FY 2024: €764 million), mainly impacted by adjusting items related to separation and restructuring and forex translation effect.

In 2025, Adjusted EBITDA was €1,255 million (FY 2024: €1,340 million). Adjusted EBITDA margin was 15.9% (FY 2024: 16.9%), impacted by 50bps forex translation effect and a further 50bps due to a higher cash cost resulting from the TSAs in H2. While operating under Unilever as a business group, the ice cream business was allocated depreciation costs of certain shared assets which did not transfer to TMICC at separation. From H2 2025, these depreciation costs are included in the TSA charge from Unilever, reflecting the usage of those assets by TMICC.  Operationally, we saw commodity and other supply chain cost inflation of 380bps during this period, which was offset through our productivity programme and select pricing actions. On a regional basis, Europe & ANZ delivered an Adjusted EBITDA margin of 13.1%, Americas delivered 14.1%, while AMEA delivered 22.9%.

Adjusted EBIT in 2025 was €917 million (FY 2024: €964 million) with Adjusted EBIT margin of 11.6% (FY 2024: 12.1%), with   -50bps forex translation effect.

Free Cash Flow for FY2025 was €38 million, compared to €803 million in FY2024. This was largely due to the significant cash outflows related to the demerger, implementation of the interim operating model, interest costs on new loans, and TSAs with Unilever.

Demerger related cash outflows amounted to €564 million, comprising of acquisition and disposal related outflows of €238 million, separation related cash outflows of €146 million and interim operating model linked cash outflow of €180  million.

From 1 July 2025, the Group incurred €143 million of additional cash costs on interest and the operation of the TSA. Interest on loans from Unilever and external debt increased interest payments by €105 million versus FY 2024, when interest was incurred only in entities that operated as a standalone ice cream entity. In addition, depreciation previously allocated by Unilever was replaced by TSA cash charges, increasing cash outflows by €38 million.

The remaining €58 million year-on-year movement reflected increased capex driven by capacity and cabinet fleet expansion (€31 million), and foreign exchange translation impacts (€27 million).

Net profit in 2025 was €307 million (FY 2024: €595 million).  The decrease compared to the prior year was driven by a net increase of €118 million in higher separation and restructuring costs, higher net finance costs (€104 million), higher net monetary loss from hyperinflation in Türkiye (€31 million), and FX impact on operating, slightly offset by a lower tax charge.

Full year 2026 Outlook

Looking ahead, the external environment remains uncertain. The ice cream market is resilient and has good momentum and is anticipated to grow between 3% and 4% in 2026. We expect organic sales growth for 2026 to be between 3% to 5% and expect an Adjusted EBITDA margin improvement of 40 to 60bps, on a comparable perimeter basis with 2025. The reported improvement in Adjusted EBITDA margin is expected to be 0 to 20bps, primarily due to the impact of the anticipated acquisition of the India business in H1 2026. We expect the improvements in the year to be weighted more in the second half of 2026 due to the phasing of TSAs and commodity prices.

TMICC Group strategy

As a global leader in ice cream, we grow by expanding the market and we continue to do this through our growth strategy outlined at the Capital Markets Day in September 2025:

1. Accelerating competitive growth by expanding consumption occasions with market-making innovations, winning across the full price pyramid, and ensuring broader availability across channels.

2. Unlocking productivity through a €500 million savings programme that resets our supply chain, reduces structural overhead, and embeds technology-enabled efficiency.

3. Reinvesting behind brands through increased demand creation and distribution, best-in-class digitised execution, capabilities and stronger market leadership through disruptive innovations, and increased demand creation.

2025 Group business highlights
  As a standalone company, we accelerated our release of market-making innovations:
    Tapping into cultural and foodie trends with the successful introduction of Magnum Dubai Chocolate in Türkiye, from idea to launch inside 6 months
    Creating a bespoke red and black Amsterdam Raketje as a proud partner of Amsterdam 750 to mark the 750th anniversary of the founding of the city, home to our global HQ
    Introducing market-moving format innovations with Ben & Jerry’s launching 25 new flavour and format combinations across pints, mini cups, large tubs, scooping and snackable bites to address broader occasions
  We strategically expanded our range and drove innovation of ‘better for you’ options by:
    Accelerating the roll-out of portion-control choices such as Magnum Bonbons and Ben & Jerry’s Peaces
    Expanding Yasso’s high protein, low fat Greek yoghurt offering from sticks into pints in the US
    Taking the first steps to pioneer a new adult functional refreshment category with the introduction of Hydro:ICE, a refreshing glow-in-the-dark citrus water ice with vitamins and electrolytes, in Spain and the Netherlands
    Launch of Ice balls in Thailand, achieving over 200bps of market share in the first year
  We are establishing a lean, empowered organisation with a frontline first culture and a team that believes in our future potential.
Productivity programme

Our productivity programme started in 2024 and is planned to deliver savings of €500 million across all regions. In 2025, our supply chain delivered €140 million savings, while overhead savings were €40 million. Combined, the productivity programme resulted in €180 million in savings in 2025, with cumulative savings at the end of 2025 of €250 million, part of which will be re-invested in future growth.

TMICC Group perimeter and TSA progress

The transfer of the ice cream business in Indonesia was completed on 8 December 2025 and the results relating to Indonesia for the full year were included in the Group financials as well as in the comparatives.

The acquisition of Portugal and India are on track for completion in H1 2026.

The separation from Unilever was successfully completed, with the demerger and listing delivered on time and within budget. All planned December 2025 TSA exits were concluded on time and we remain on course towards finalisation of the remaining TSA exits by 2027.

FY 2025 Restrictions

We became an independently listed company on 8 December 2025.  Due to regulatory restrictions that were in place prior to that date, we have not provided detailed management commentary or outlook relating to FY2025.

Any public estimates, assumptions or interpretations reflected in analyst models and public consensus data may be derived from historical disclosures, public statements, or reporting made prior to the listing, including information relating to the business when it formed part of a larger group, and therefore may not fully reflect our current perimeter or reporting framework as a standalone listed entity.  Going forward, we will compile and publish a company consensus on a half-year and full-year basis.

-ENDS-

Conference call and audio webcast

Peter ter Kulve, CEO, and Abhijit Bhattacharya, CFO, will host a conference for investors and analysts at 11:00 am CET today, to discuss the FY 2025 results. A live webcast of the conference call will be available on the Magnum Ice Cream Company website and can be accessed here.

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

This announcement has been submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

About The Magnum Ice Cream Company

We are the world’s largest ice cream company, headquartered in Amsterdam, The Netherlands and listed on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. Home to four of the world’s five largest ice cream brands, with a global team of 16,500 employees, operating thirty factories, twelve R&D centres and a fleet of three million freezer cabinets, we generated €7.9 billion in revenue in 2025. From Magnum and Ben & Jerry’s to Cornetto and the Heartbrand, our ice cream portfolio delights consumers in eighty markets around the world. TMICC’s legal entity identifier is 25490052LLF3XH6G9847. For more information, visit www.corporate.magnumicecream.com.

Other information

Segment performance (unaudited)

EUROPE & ANZ
In €, percentage	2025	2024
Revenue (in € billions)	3.2	3.1
Reported revenue growth	2.7%	3.0%
Organic Sales Growth	3.3%	2.6%
Organic Volume Growth	1.2%	1.7%
Organic Price Growth	2.1%	0.9%

Adjusted EBITDA margin	13.1%	14.6%
Adjusted EBIT margin	9.2%	10.2%

We delivered a strong performance in Europe & ANZ, posting 3.3% OSG and market share gains for the region for the second year running. Growth was driven by particularly strong performance in the UK, France and Spain. Our performance in Italy was below par, and we are resetting the business with a clear plan in place.

In particular, Magnum, Ben & Jerry’s and Cornetto performed strongly, delivering high single digit growth, supported by market-making format innovations such as the pan-European launch of Magnum Bonbons. Innovation in the premium price segment continued with the successful launch of the Cornetto Max range and Magnum Disc Cones in France. Across the broader portfolio, we introduced the new Solero XL pack and launched exciting new concepts including a Minecraft stick, demonstrating the depth of the Heartbrand portfolio. Top-line growth in the region was enabled by improved physical availability and on-shelf execution, with key wins including new discounter listings.

The Adjusted EBIT margin in the region declined operationally by 70bps and an additional 30bps from lower royalties. Operational profitability in the region was impacted primarily due to raw material price increases, mainly cocoa.  In addition to these factors, previously allocated depreciation costs, which are charged as a cash cost from H2 2025 due to Transitional Service Agreements (TSAs), impacted the Adjusted EBITDA margin by 50bps.

The supply chain productivity programme delivered efficiency gains through investments in major manufacturing facilities in Heppenheim (Germany), Gloucester (UK) and Minto (Australia). We have strengthened demand forecasting and seasonal planning in the region, using advanced weather forecasting models which are integrated into our planning systems.

AMERICAS
In €, percentage	2025	2024
Revenue (in € billions)	2.8	2.9
Reported revenue growth	-4.5%	5.0%
Organic Sales Growth	0.8%	2.0%
Organic Volume Growth	0.0%	2.1%
Organic Price Growth	0.8%	-0.1%

Adjusted. EBITDA margin	14.1%	14.7%
Adjusted EBIT margin	10.4%	10.3%

The Americas delivered 0.8% OSG, despite weak overall market growth in key countries. We gained share in the US for the second consecutive year. In Mexico we gained share in a slower overall market. Performance in Brazil was weak, and we have reset teams and strategy.

Reported revenue declined by -4.5% versus 2024 as forex translation effects had a negative impact of -5.2% on 2025 revenue growth.

Momentum in North America was driven by top US brands, with Yasso maintaining double-digit OSG, and Ben & Jerry’s outperforming the broader market, driving share gains in the US.

Portfolio innovation continues to revitalize our US brand portfolio, with key partnerships such as Hershey and Disney. The successful relaunch of Popsicle rebuilding the ‘yellow door’ delivered mid-single-digit OSG. Our focus on market-making format innovation continued, with the launch of the Breyers S’mores range across tubs, sticks and sandwiches as well as the introduction of Ben & Jerry’s Scoop-apalooza, a party-sized format.

Growth was further bolstered by expanded physical availability across the value, club and digital commerce channels as well as in Away-from-Home in Latin America where we started expanding our cabinet fleet after years of decline.

The Adjusted EBIT margin in the region improved by 10bps as the productivity programme more than offset the inflationary impact of raw material prices.  On an Adjusted EBITDA level, the reduction of 60 basis points was primarily due to the impact of depreciation becoming a cash charge due to the start of the Transitional Service Agreements in the second half of the year.

The US end-to-end supply chain reset increased our competitiveness for our brands across the US. Investments in debottlenecking our production lines enabled us to unlock capacity to drive volume growth. Yasso transitioned to in-house production, lowering costs and providing improved service levels. Across the portfolio, efficiencies and cost savings were realised in the supply chain through factory modernization, distribution optimization and our comprehensive procurement overhaul.

AMEA
In €, percentage	2025	2024
Revenue (in € billions)	2.0	2.0
Reported revenue growth	0.5%	5.5%
Organic Sales Growth	10.9%	4.7%
Organic Volume Growth	4.5%	-1.6%
Organic Price Growth	6.1%	6.4%

Adjusted EBITDA margin	22.9%	23.6%
Adjusted EBIT margin	17.2%	18.0%

AMEA continued to drive significant growth for the Group, delivering 10.9% OSG. Türkiye and Pakistan continued to perform strongly, delivering double digit OSG, with a step-up in performance in China and Indonesia delivering high single digit growth. Our turnaround plans in Thailand are starting to show results, as we gained market share in 2025. Performance in the Philippines was impacted by unusually severe weather.

Reported revenue increased by 0.5% versus 2024 as forex translation effects had a negative impact of -9.3% on 2025 revenue growth.

Strong performance was delivered by a dual focus on growing consumer demand occasions and operational rigour by increasing market penetration through leveraging festive activations and joint business plans with retail partners to increase product availability and consumer reach.

Growth was supported across the region by premium innovations across our leading brands, including the successful launch of Magnum cones and Cornetto and Wall’s multi-layer sticks.

Market-specific innovations also contributed to strong growth:

  Türkiye: successful launch of Magnum Dubai, Volcano, Plombir and Carte d’Or Chunkies
  Pakistan: focused on category relevance via seasonal packs (Chaunsa Mango) and accessible snacking formats (Cornetto Popcone)

The Adjusted EBIT margin in the region declined by 80bps. Rigorous cost management, selective pricing actions, and disciplined execution of the productivity programme, partially offset significant external headwinds from material cost inflation and hyperinflation in Türkiye. Adjusted EBITDA margin declined by 70bps.

Historical half-yearly organic sales, price, volume growth for years 2024 and 2025

TMICC Group
In percentage	H1 ‘24	H2 ‘24	H1 ‘25	H2 ‘25
Organic Sales Growth	-0.7%	7.6%	5.8%	2.2%
Organic Volume Growth	-1.7%	4.9%	3.5%	-1.0%
Organic Price Growth	1.1%	2.5%	2.1%	3.2%

Additional commentary on the unaudited financial statements (full year 2025)

Q4 TMICC Group
In €, percentage	Q4 2025	Q4 2024
Revenue (in € billions)	1.1	1.2
Reported revenue growth	-5.3%	3.8%
Organic Sales Growth	-0.7%	4.3%
Organic Volume Growth	-3.0%	2.2%
Organic Price Growth	2.3%	2.0%

The final quarter of the year is our smallest quarter, representing around 15% of full year sales. Many of our typically faster growing Away-from-Home emerging market businesses such as Türkiye and China have a limited contribution in this period. A large part of our cabinets are returned to central warehouse for next years’ replacement. As a result, in Q4 the Americas drive over half of the quarter’s revenue compared to around a third for the full year and this year, disruption in food stamps in the US and a late start to the Brazilian season impacted the quarter. While we continued to outpace the category both in the Americas and globally, it was a more challenging quarter which led to a small decline in OSG of less than 1%.

Finance costs

Net finance costs totalled €121 million (2024: €17 million). Finance costs were €139 million, including €117 million of interest expense of which a significant part relates to loans with Unilever to fund the separation and bond interest, €13 million of foreign exchange losses, and €9 million interest on lease liabilities. Interest cost on pension and other obligations was €9 million. Finance income was €27 million, driven by interest earned on deposits and gain from revaluation of a put option.

In 2024, finance costs did not include any allocation of interest incurred by Unilever or interest bearing fundings.

Taxation

The Adjusted Effective Tax Rate in 2025 was 26.0% (2024: 21.9%). The increase versus prior year reflects the adverse impact of non-deductible interest and losses upon which no deferred tax asset has been recognised. The effective tax rate for 2025 was 31.3% due to the tax impact of hyperinflation adjustment in Türkiye of 3.4% and irrecoverable VAT arising from asset transfers as direct result of the separation of 1.5%.

Net Monetary Loss

The net monetary loss arising from hyperinflation adjustments for Türkiye is €31 million (2024: nil). The increase in FY2025 versus prior year is due to the higher net monetary asset position, driven by indirect tax receivables recognised on asset transfers.

Earnings Per Share (EPS)

Prior to 6 December 2025, the Group was under the control of Unilever and did not have any issued shares. Accordingly, EPS has not been calculated for prior years. The current year EPS is based on the total shares issued as at 31 December 2025.

Net debt

Net debt was €2,967 million (FY2024: €263 million). The increase consists primarily of €2,977 million raised following the bond issuance in November 2025, which financed the settlement of the Unilever payable arising from the asset transfers upon separation. A €100 million drawdown from the term loan facility was offset by a €373 million increase in cash and cash equivalents. In 2024, cash and cash equivalents only included the balance from ice cream dedicated entities.

Non-current assets and liabilities

Pension

The pension position moved from a net liability of €98 million in FY2024 to a net asset of €2 million in FY2025. During the year, pension assets for funded schemes increased from nil to €78 million and pension liabilities for funded and unfunded schemes decreased from €98 million to €76 million. This €100 million improvement was driven primarily by German funded pension plans moving from a net liability of €5 million to a net asset of €77 million, reflecting higher discount rates, which reduced liabilities and increased asset returns.

Deferred tax

The net deferred tax position moved from a net deferred tax liability of €168 million to a €314 million net deferred tax asset. The increase of €482 million is mainly driven by the separation where a net deferred tax asset was recognised from the transfers of assets and liabilities and is subject to the completion of the purchase price allocation exercise in certain jurisdictions, which will take place in 2026.

Other non-current assets

Other non-current assets increased to €186 million (2024: €29 million), primarily reflecting the non-current portion of indirect taxes paid to the local authorities as the result of the transfer of assets and liabilities under the separation, amounting to €120 million. A sizeable portion of these indirect tax payments was funded by Unilever prior to the demerger. The amount owed to Unilever will be repaid as and when it is recovered from the local tax authorities; accordingly a corresponding liability was recognised in payables.

Other non-current assets also include a €54 million prepayment to Unilever related to the deferred transfer of the Mexico sourcing unit assets.

Current assets and liabilities

Trade receivables and trade payables

Trade receivables and trade payables increased year on year, primarily reflecting the Transitional Period working capital arrangements following the demerger:

  Upon the demerger, in many territories, legal title to inventory has not passed from Unilever to the Group. Accordingly, an accrual of €818 million was recognised as a payable to Unilever. This reflects the fact that, during the Transitional Period, the Group does not have legal title to all inventory and will need to acquire that inventory at the end of the Transitional Period.
  During 2025, the Group made a payment (‘Inventory Subsidy’) of €905 million to Unilever. The Inventory Subsidy is a cash flow mechanism that allows Unilever to be compensated for its investment for inventory which it retains legal title. The subsidy is a one-time payment that will be repaid at the end of the Transitional Period. The Inventory Subsidy was funded by Unilever by way of a related party loan that was subsequently capitalised.

While the balances differ in amount and cannot be offset under IFRS due to being held with different Unilever legal entities, they are expected to be economically settled at the same time at the end of the Transitional Period.

Indirect taxes paid on transfer of net assets and separation costs as well as changes to the operating model also resulted in higher receivables compared with the prior year.

Provisions

Provisions decreased by €63 million mainly driven by the release of restructuring provisions due to higher than anticipated employee redeployment within the new organisation, and the derecognition of certain provisions previously allocated to TMICC, which were retained by Unilever as the legal liability did not transfer.

Finance and liquidity

In 2025, the Group strengthened its financing structure following the demerger from Unilever.

  In August 2025, the Group entered into term loan facilities totalling €4.0 billion, comprising a €3.0 billion bridge facility, which was cancelled in November 2025 without any amounts drawn, a €700 million working capital facility, of which €100 million was drawn on 29 December 2025, and a €300 million facility for the acquisition of the Indian Ice Cream business in 2026 (to be drawn in 2026).
  The Group also has access to a €1.0 billion multicurrency revolving credit facility, including euro and US dollar swingline facilities. No amounts were drawn.
  In November 2025, the Group completed a €3.0 billion debut bond issuance across four tranches (2029, 2031, 2034 and 2037) under its Euro Medium Term Note programme with interest rate ranging 2.75% to 4.00%. Proceeds were used for general corporate purposes, including facilitating the demerger.

Following these financings, financial liabilities increased to €3,416 million (2024: €333 million), with an average debt maturity of 7.5 years.

Cautionary statement

The information contained in this announcement speaks only as at the date of this announcement, and subject to applicable law or regulation neither The Magnum Ice Cream Company N.V. nor any member of its Group (together, the “Group”) has, or accepts, any responsibility or duty to update any such information, document or announcement and reserves the right to add to, remove or amend any information reproduced in this announcement at any time.

This announcement contains statements that are forward-looking, including within the meaning of the United States Private Securities Litigation Reform Act of 1995, and including statements concerning the financial condition, results of operations and businesses of the Group. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “looks”, “believes”, “vision”, “ambition”, “target”, “goal”, “plan”, “potential”, “work towards”, “may”, “milestone”, “objectives”, “outlook”, “probably”, “project”, “risk”, “seek”, “continue”, “projected”, “estimate”, “achieve” or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Group’s future financial performance, the Group’s supply chain transformation programme, the Group’s strategy, plans and expected trends including trends in the global ice cream market, the Group’s outlook and expected modelled or potential financial results including sales growth, price growth, and margin improvement, statements with respect to dividends, productivity programme, and plans and ambitions to maintain a leadership position in the global ice cream market, the Group’s investment plans with respect to savings, finalisation of remaining TSA exists by 2027, and potential acquisitions in Portugal and India.

These forward-looking statements are based upon current expectations, estimates, assumptions, plans and projections regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this announcement. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, without limitation, the Group’s leading brands not meeting consumer preferences, the Group’s ability to innovate and remain competitive, the Group’s investment choices in its portfolio management, significant changes or deterioration of customer relationships, the recruitment and retention of talented employees, disruptions in the Group’s supply chain and distribution, Group’s reliance on Unilever, increases or volatile in the cost of raw materials and commodities, the Group’s ability to maintain secure and reliable IT infrastructure, economic, social and political risks and natural disasters, financial risks and the Group’s management of regulatory, tax and legal matters. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements.

The forward-looking statements are based on the Group’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to the Group. Forward-looking statements are not predictions of future events. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to the Group. If a change occurs, the Group’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the Group’s forward-looking statements.

The forward-looking statements speak only as of the date that they are made. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for the Group to predict those events or how they may affect it. In addition, the Group cannot assess the impact of each factor on its business or the extent to which any factors or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. When evaluating forward looking statements, you should carefully consider the foregoing factors and other uncertainties and events.

Market and Industry Information

All references to market share, market data, industry statistics and industry forecasts in this document consist of estimates compiled by industry professionals, competitors, organisations or analysts, of publicly available information or of the Group’s own assessment of its sales and markets. Rankings are based on sales unless otherwise stated.

Comparability

Prior to 1 July 2025, the Group did not operate as a standalone Group. Whilst a part of Unilever, the Group has historically been reported as an operating segment under IFRS 8 in Unilever’s annual report and interim financial reporting ('Ice Cream'). The basis of preparation of the financial information utilised in this announcement is in Appendix A and differs from the Ice Cream segment as presented historically in Unilever’s financial reporting. As a result, while the two sets of financial information are similar, there are certain differences in accounting and disclosure under IFRS. These differences primarily include:

  Removal of countries (Russia, India, Portugal) which are not in the carve-out perimeter, but historically reported within ‘Ice Cream’
  Other minor adjustments

Non-IFRS Financial Measures Definitions

The information in this announcement contains certain measures not defined by, or calculated in accordance with, IFRS, including Organic Sales Growth (OSG), Organic Price Growth (OPG), Organic Volume Growth (OVG), Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBIT, Adjusted EBIT margin, Adjusted Earnings per Share, Free Cash Flow, Net Debt and Adjusted Effective Tax Rate. The non-IFRS financial measures presented in this announcement may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or as a substitute for, financial information presented in compliance with IFRS. The definition and reconciliation with IFRS measures are presented in Appendix B.

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulations.

Appendix A Selection of financial information (unaudited)

The selection of financial information includes consolidated preliminary financial statements of TMICC as at 31 December 2025 which comprise TMICC and its subsidiaries (the Group). This does not constitute full IFRS financial statements which will be included in our Annual Report.

Basis of preparation for the selected financial information

The Group results from the demerger of the Ice Cream Business previously owned by Unilever PLC and is publicly listed with its shares admitted to trading on Euronext Amsterdam, the London Stock Exchange, and the New York Stock Exchange on 8 December 2025 (the Admission).

In preparation for the planned demerger, the Ice Cream business was separated within Unilever into a distinct legal structure. This separation was substantially completed on, or with effect from, 1 July 2025, following which the Group entered into a number of transitional arrangements with Unilever to support business continuity during the “Transitional Period”. The Transitional Period is the period of 30 months following 1 July 2025. These arrangements included local operating model arrangements (OMAs) and a Global Transitional Services Agreement (GTSA).

The separation was executed as one single economic event yet sequenced via legal proceedings and activities on 1 July 2025, 6 October 2025, 31 October 2025, and 8 December 2025. Unilever had control over the Ice Cream business throughout this separation, and therefore the combination was done under common control. The combination was accounted for using the predecessor accounting method. Consequently, the carrying amounts as at the date of the transfers were used.

For the comparative period and for transactions up to the completion of the separation, the consolidated financial statements have been prepared as if the ice-cream business previously owned by Unilever had been part of the Group for all such periods, and as if the Group existed as a separate group.

All other accounting policies and methods of computation applied in these consolidated preliminary financial statements are consistent with those used for the year ended 31 December 2024 as disclosed in the 2024 Combined Carve‑Out Financial Statements as approved by and filed with the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the AFM), and separately approved by the UK Financial Conduct Authority (the “FCA”), as well as included in the registration statement filed with the United States Securities and Exchange Commission (SEC).

The measurement principles of the consolidated preliminary financial statements are:

  in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union.
  presented in euros (the functional and presentation currency of the Group), and on a going‑concern basis
  at current exchange rates with the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement translated at average exchange rates for each period (or at the transaction rate when more appropriate) and the consolidated balance sheet translated at period‑end exchange rates.

No new standards or amendments issued by the IASB and effective from 1 January 2025 were applicable or material to the Group. All other new standards or amendments issued but not yet effective have not been early adopted by the Group and are not expected to have a material impact on the consolidated financial statements.

Due to rounding, amounts may not add up to totals presented. All reported data are unaudited.

Consolidated Income Statement (unaudited)

In millions of €	2025	2024	Change	%
Revenue	7,910	7,947	(37)	(0.5)
Operating Profit	599	764	(165)	(21.6)
Net finance costs	(121)	(17)	(104)	611.8
- Pensions and similar obligations	(9)	(12)
- Finance income	27	2
- Finance costs	(139)	(7)
Net monetary loss arising from hyperinflationary economies	(31)	-	(31)	100
Profit before taxation	447	747	(300)	(40.2)
Taxation	(140)	(152)	12	(7.9)
Net Profit	307	595	(288)	(48.4)
Attributable to:
Non-controlling interests	14	16
Shareholders’ equity	293	579
Earnings per share
Basic earnings per share (€)	0.48
Diluted earnings per share (€)	0.48

Consolidated Statement of Comprehensive Income (unaudited)

In millions of €	2025	2024
Net profit	307	595
Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
Remeasurement of defined benefit pension plans	46	38
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	(81)	88
Currency retranslation gain/(loss)	(238)	137
Total comprehensive income	34	858
Attributable to:
Non-controlling interests	11	17
Shareholders’ equity	23	841

Consolidated Balance Sheet (unaudited)

In millions of €	31 Dec 2025	31 Dec 2024
Assets
Non-current assets
Goodwill	510	585
Intangible assets	731	793
Property, plant and equipment	2,306	2,355
Pension asset for funded schemes in surplus	78	—
Deferred tax assets	520	130
Other non-current assets	186	29
	4,331	3,892
Current assets
Inventories	873	920
Trade and other current receivables	1,790	635
Current tax assets	45	4
Cash and cash equivalents	441	70
Other financial assets	8	-
	3,157	1,629
Total assets	7,488	5,521

Non-current liabilities
Financial liabilities	3,311	248
Pensions and post-retirement healthcare liabilities :
Funded schemes in deficit	1	6
Unfunded schemes	75	92
Provisions	31	39
Deferred tax liabilities	206	298
Other non-current liabilities	124	8
	3,748	691
Current liabilities
Financial liabilities	105	85
Trade payables and other current liabilities	2,921	1,818
Current tax liabilities	42	24
Provisions	39	102
	3,107	2,029
Total liabilities	6,855	2,720

Equity
Shareholders’ equity	625	2,778
Non-controlling interests	8	23
Total equity	633	2,801
Total liabilities and equity	7,488	5,521

Consolidated Cash Flow Statement (unaudited)

In millions of €	31 Dec 2025	31 Dec 2024 2024
Net profit	307	595
Taxation	140	152
Net monetary loss arising from hyperinflation	31	-
Net finance costs	121	17
Operating profit	599	764
Adjustments for:
Depreciation, amortisation and impairment	338	376
Non-cash charge for share-based compensation	35	32
Elimination of loss on disposals	15	-
Change in working capital
Inventories	(49)	3
Trade and other receivables	(1,514)	41
Trade payables and other liabilities	1,332	26
Pensions and similar obligations less payments	(34)	(34)
Provision less payments	(73)	41
Other adjustments	-	4
Cash flow from operating activities	649	1,253
Income tax paid	(166)	(140)
Net cash flow from operating activities	483	1,113
Interest received	15	2
Purchase of intangible assets	(3)	-
Purchase of property plant and equipment	(357)	(321)
Disposal of property, plant and equipment	30	22
Acquisition of businesses	-	(61)
Disposal of other non-current investments	-	(1)
Net cash flow used in investing activities	(315)	(359)
Dividends paid to Unilever	(83)	(11)
Interest paid	(130)	(13)
Additional financial liabilities	3,078	2
Lease payments	(56)	(39)
Transactions with Unilever	(2,595)	(676)
Other financing activities	(9)	-
Net cash flow (used in)/ From financing activities	205	(737)

Net increase in cash and cash equivalents	373	17
Cash and cash equivalents at the beginning of the year	67	50
Effect of foreign exchange rate changes	(4)	-
Cash and cash equivalents at the end of the year (a)	436	67

(a) Net of overdrafts of €5 million in 2025 and €3 million in 2024.

Segmental reporting

Full Year	Europe ANZ	Americas	AMEA	Total
In millions of €
Revenue
2025	3,192	2,757	1,961	7,910
2024	3,109	2,887	1,951	7,947
Operating Profit
2025	168	169	262	599
2024	228	228	308	764
Adjusted EBIT
2025	294	285	337	917
2024	317	296	351	964
Adjusted EBITDA
2025	419	388	448	1,255
2024	454	425	461	1,340
Adjusted EBIT Margin %
2025	9.2%	10.4%	17.2%	11.6%
2024	10.2%	10.3%	18.0%	12.1%
Adjusted EBITDA Margin %
2025	13.1%	14.1%	22.9%	15.9%
2024	14.6%	14.7%	23.6%	16.9%

Events after the balance sheet date

There are no material post balance sheet events other than those mentioned elsewhere in this report.

Appendix B Definitions and Reconciliation of non-IFRS Financial measures

The sections below provide reconciliations of the closest measures prepared in accordance with IFRS to the non-IFRS measures used by the Group.

Constant currency

The Group uses “constant rate” and “organic” measures primarily for internal performance analysis and targeting purposes. The Group presents certain items, percentages and movements, using constant exchange rates, which do not include the impact of fluctuations in foreign currency exchange rates. Constant currency values are calculated by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29.

OSG, OVG, OPG

OSG refers to the increase in revenue for the period, excluding any change in revenue resulting from disposals, changes in currency and price growth in excess of 26%. in hyperinflationary economies. Inflation of 26%. per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. The impact of disposals is excluded from OSG for a period of 12 calendar months from the applicable closing date. OSG includes increases or decreases in sales of an acquired business immediately following the business combination, unless a reliable historical baseline is not available for the 12 months prior to the acquisition, in which case sales during the first 12 months of the acquisition are excluded from OSG. The Group believes this measure provides valuable additional information on the organic sales performance of the business and it is a key measure used internally.

OVG is part of OSG and means, for the applicable period, the increase in revenue in such period calculated as the sum of: (i) the increase in revenue attributable to the volume of products sold; and (ii) the increase in revenue attributable to the composition of products sold during such period. OVG therefore excludes any impact on OSG due to changes in prices.

OPG is part of OSG and means, for the applicable period, the increase in revenue attributable to changes in prices during the period. OPG therefore excludes the impact to OSG due to: (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, the Group excludes the impact of price growth in excess of 26%.per year in hyperinflationary economies as explained in OSG above.

The following table presents a reconciliation of changes in the IFRS measure of revenue to OSG for FY2025 and FY2024:

	FY2025	FY2024
Revenue (in millions of €)	7,910	7,947
Revenue growth(a) (%)	(0.5)	4.3
Effect of acquisitions(b) (%)	0.0	1.4
Effect of disposals(c) (%)	(0.1)	—
Effect of currency-related items(d) (%)	(4.3)	—
of which:
Exchange rate changes (%)	(5.3)	(1.8)
Extreme price growth in hyperinflationary markets (%)	1.0	1.8
OSG(e) (%)	4.2	2.8
Of which:
OVG(f)	1.5	1.1
OPG(g)	2.6	1.7

(a) Revenue growth is calculated as current year revenue minus prior year revenue divided by prior year revenue.

(b) Effect of acquisitions is calculated using constant exchange rates and is the difference between revenue growth and what revenue growth would have been if the revenue associated with acquisitions was removed from the current year. This excludes the change in revenue of the acquisitions compared to their historical base, if this change has been included in the OSG.

(c) Effect of disposals is calculated using constant exchange rates and is the difference between revenue growth and what revenue growth would have been if the revenue associated with disposals was removed from the prior year.

(d) Effect of currency-related items is comprised of the effect of foreign currency exchange rate movements on revenue growth and price growth in excess of 26%. per year in hyperinflationary economies which is excluded from OSG. The calculation of effect of currency-related items is as follows: Effect of currency-related items = [(1+Effect of exchange rate changes) multiplied by (1+ Effect of extreme price growth in hyperinflationary markets)] minus 1. There may be minor discrepancies between the number arrived at through the application of this calculation and the final figure set out above, which is as a result of rounding.

(e) OSG is revenue growth Adjusted to remove the impacts of acquisitions, disposals and the impact of currency-related items (being movements in exchange rates and extreme price growth in hyperinflationary markets). The calculation of OSG is as follows: (1 plus revenue growth) divided by [(1 plus effect of acquisitions) multiplied by (1 plus effect of disposals) multiplied by (1 plus effect of currency related items)] minus 1. There may be minor discrepancies between the number arrived at through the application of this calculation and the final figure set out above, which is as a result of rounding. The reconciliation of OSG to revenue is as set out in the table above.

(f) OVG and OPG are multiplied on a compounded basis to arrive at OSG through application of the following formula: OSG equals (1 plus OVG) multiplied by (1 plus OPG) minus 1.

(g) OPG in excess of 26% per year in hyperinflationary economies has been excluded when calculating the OSG in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Adjusting items

Several non-IFRS measures are Adjusted to exclude items defined as adjusting. Management considers adjusting items to be significant, or unusual or non-recurring in nature and so believe that separately identifying them helps in understanding the financial performance of the Group from period to period.

Adjusting items within operating profit are:

  gains or losses on business disposals which arise from business disposal projects;
  restructuring costs which are costs that are directly attributable to a restructuring project. Management defines a restructuring project as a strategic, major initiative that delivers cost savings and materially changes either the scope of the business or the manner in which the business is conducted;
  impairments of assets which includes impairments of goodwill, intangible assets, and property, plant and equipment; and
  other approved items which are any additional matters considered by management to be significant and outside the course of normal operations;
  acquisition and disposal-related costs which are costs that are directly attributable to a business acquisition or disposal project.

Adjusting items not in operating profit but within net profit are net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost and taxation.

Several non-IFRS measures are Adjusted to exclude items defined as adjusting. The following table sets out the calculation of adjusting items for FY2025 and FY2024.

In millions of €	FY2025	FY2024
Acquisition and disposal-related costs(a)	(302)	(64)
Restructuring costs(b)	(10)	(137)
Other	(6)	1
Total adjusting items within operating profit	(318)	(200)
Net monetary loss	(31)	-
Total adjusting items not in operating profit	(31)	-

(a) FY2025 and FY2024 comprises the charge relating to the separation and establishment.

(b) FY2025 comprises a net release of €40 million related to the restructuring provision, which was offset by charges of €50 million related to supply chain projects and other corporate initiatives. The release was driven by a significantly higher redeployment of employees in 2025 that were due to exit at the end of 2024. FY2024 includes restructuring costs of €54 million relating to the separation, and a cost of €16 million for supply chain transformation projects.

Adjusted EBIT, Adjusted EBITDA, Adjusted EBIT margin, Adjusted EBITDA margin

Adjusted EBIT is defined as operating profit before the impact of adjusting items within operating profit.  Adjusted EBITDA is defined as Adjusted EBIT before the impact of depreciation, amortisation. Adjusted EBITDA margin and Adjusted EBIT margin is calculated as Adjusted EBITDA and Adjusted EBIT divided by revenue for the period. Those measures are used to evaluate the performance of the Group and its segments. Items are classified as adjusting due to their nature and/or frequency of occurrence. The Group’s management believes this measure provides useful information in understanding and evaluating the Group’s operating results.

The following table sets out a reconciliation of net profit to Adjusted EBIT and Adjusted EBITDA for FY2025 and FY2024 as well as Revenue to Adjusted EBIT margin and Adjusted EBIDA margin.

In millions of €	FY2025	FY2024
Revenue	7,910	7,947
Net profit	307	595
Net finance costs	121	17
Net monetary loss arising from hyperinflationary economies	31	—
Taxation	140	152
Operating profit	599	764

Adjusting items ‘within operating profit’	318	200
Adjusted EBIT	917	964
Adjusted EBIT margin	11.6%	12.1%
Depreciation and amortisation	338	376
Adjusted EBITDA	1,255	1,340
Adjusted EBITDA margin	15.9%	16.9%

Adjusted Earnings per Share (Adjusted EPS)

Adjusted earnings per share (Adjusted EPS) is calculated as profit attributable to shareholders’ equity net of adjusting items divided by the diluted average number of ordinary shares. In calculating profit attributable to shareholders’ equity net of adjusting items, net profit attributable to shareholders’ equity is Adjusted to eliminate the post-tax impact of adjusting items. This measure removes the impact of non-recurring, one-off items from earnings per share and provides better visibility of the underlying performance.

The reconciliation of net profit attributable to shareholders’ equity to profit attributable to shareholders’ equity net of adjusting items is as follows:

In millions of €	FY2025
Net Profit	307
Non-controlling interests	(14)
Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share	293
Post-tax impact of adjusting items	281
Profit attributable to shareholders’ equity net of adjusting items – used for Adjusted earnings per share	574
Diluted average number of shares (millions of share units)	616
Diluted EPS (€)	0.48
Adjusted EPS - diluted	0.93

Free Cash Flow (FCF)

FCF is defined as net cash flow from operating activities, less net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing the Group’s liquidity that management believes is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions, if any.

The following table sets out a reconciliation of net cash flow from operating activities to FCF for FY2025 and FY 2024:

In millions of €	FY2025	FY2024
Net cash flow from operating activities	483	1,113
Net capital expenditure	(330)	(299)
Net interest paid	(115)	(11)
FCF	38	803
Net cash flow (used in)/from investing activities	(315)	(359)
Net cash flow used in financing activities	205	(737)

Net Debt

Net Debt is defined as the excess of total financial liabilities over cash and cash equivalents, other current financial assets and non-current financial asset derivatives that relate to financial liabilities. Management believes Net Debt provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

The following table sets out a reconciliation of total financial liabilities to Net Debt for FY2025 and FY2024:

In millions of €	FY2025	FY2024
Total financial liabilities	(3,416)	(333)
- Current	(105)	(85)
- Non-current	(3,311)	(248)
Cash and cash equivalents	441	70
Other current financial assets	8	-
Net debt	(2,967)	(263)

Adjusted Effective Tax Rate (Adjusted ETR)

The Adjusted effective tax rate is calculated by dividing taxation excluding the tax impact of adjusting items by profit before tax excluding the impact of adjusting items. This measure reflects the Adjusted effective tax rate in relation to profit before tax excluding adjusting items before tax.

This is shown in the table below:

in millions of €	FY2025	FY2024
Taxation	140	152
Tax impact of:
Adjusting items within operating profit (a)	75	50
Adjusting items not in operating profit but within net profit (b)	(8)	6
Taxation before tax impact of adjusting items	207	208
Profit before taxation	447	747
Adjusting items within operating profit before tax (c)	318	200
Adjusting items not in operation profit but within net profit before tax (d)	31	-
Profit before tax excluding adjusting items before tax	796	947
Effective tax rate(%)	31.3%	20.3%
Adjusted effective tax rate (%)	26.0%	21.9%

(a)   Tax impact of adjusting items within operating profit is the sum of the tax on each adjusting item, based on the applicable country tax rates and tax treatment

(b)   Deferred tax effect of hyperinflationary adjustments

(c)   See Note “Adjusting items”

(d)   Net monetary loss

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: February 12, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer